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                                                                    EXHIBIT 99.3

FOR IMMEDIATE RELEASE                                                  #01-18


Contact: Bill Solomon
         Vice President, Chief Financial Officer
         Tel: (972) 858-6025
         bsolomon@earthcareus.com

         EARTHCARE ANNOUNCES OPERATING RESULTS FOR 2001 SECOND QUARTER,
                      WITH 33% HIGHER SOLID WASTE REVENUES;
EARTHCARE SCHEDULES ANNUAL STOCKHOLDERS' MEETING FOR THURSDAY, OCTOBER 11, 2001

Dallas, TX, August 27, 2001 - EarthCare Company (OTC Bulletin Board: ECCO.OB) today announced its operating results for the second quarter of 2001. EarthCare reported revenue from its EarthCare Solid Waste Division of $6.2 million for the second quarter of 2001, a 33% increase over the pro forma revenues for the same quarter last year. For the first six months of 2001, EarthCare reported Solid Waste revenues of $11.8 million, a 35% increase over the pro forma revenues for the same period last year. EarthCare's operating loss during the second quarter of 2001 was $395,000, a 92% improvement over its pro forma operating loss of $4.6 million for the same quarter last year. EarthCare's operating loss during the first six months of 2001 was $855,000, an 83% improvement from its pro forma operating loss of $4.9 million for the same quarter last year. The improvement in the operating loss was due to improved operating results of the company's Solid Waste Division and reduced corporate expenses. The Company reported a net loss from continuing operations of $2.9 million in the second quarter of 2001, or $0.17 per share, as compared to a pro forma loss from continuing operations of $5.2 million in the second quarter of 2000, or $0.31 per share. For the first six months of 2001, the Company reported a net loss from continuing operations of $4.6 million, or $0.30 per share, as compared to a pro forma loss from continuing operations of $5.9 million, or $0.37 per share, from the same period in 2000. The higher 2001 loss was primarily impacted by increased interest expense due to higher levels of debt outstanding during 2001. The pro forma results of operations for 2000 consist of EarthCare's Solid Waste Division in Florida and its corporate office and exclude its discontinued EarthLiquids and EarthAmerica divisions

On a historical basis, EarthCare reported an operating loss from continuing operations of $4.1 million in the first quarter of 2000 and a net loss from continuing operations of $4.4 million, or $0.38 per share, in the first quarter of 2000. On a historical basis for the first six months of 2000, EarthCare reported an operating loss from continuing operations of $4.9 million and a net loss from continuing operations of $5.5 million, or $0.45 per share. EarthCare's continuing operations in the first quarter of 2000 consisted only of its corporate office. The operating results for its discontinued EarthLiquids and EarthAmerica divisions are not included in these operating results.

Donald Moorehead, Chairman and Chief Executive Officer of EarthCare stated, "We are continuing our efforts to restructure our debt and equity capital and with our plans to sell our EarthAmerica and EarthLiquids divisions. We recently announced the planned sale of our EarthLiquids oil recycling division to US Filter, and we also sold our plumbing operations in Georgia."





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EarthCare also announced that it will hold its 2001 Annual Stockholder Meeting on Thursday, October 11, 2001 at 10:00 a.m. at its corporate office located at 14901 Quorum Drive, Suite 200, Dallas, Texas. EarthCare plans to mails the proxy for its 2001 Annual Stockholder Meeting on or about August 24, 2001.

EarthCare also announced that it has executed a fourth amendment with its senior lenders. The fourth amendment extended the deadlines for selling the EarthAmerica and EarthLiquids divisions and established future minimum monthly EBITDA levels.

Statements made in this press release that express EarthCare's or management's intentions, plans, beliefs, expectations or predictions of future events, including preliminary estimates of financial results and guidance for future periods, are forward-looking statements. The words "believe," "expect," "intend," "estimate," "anticipate," "will" and similar expressions are intended to further identify such forward-looking statements. It is important to note that the company's actual results or performance could differ materially from those anticipated or projected in such forward-looking statements. Other factors that could cause EarthCare's actual results or performance to differ materially include risks and uncertainties relating to EarthCare's financial condition, market demand and acceptance of EarthCare's services, competition, as well as the risks discussed under the heading "Risk Factors" in EarthCare's annual report on Form 10-K for the year ended December 31, 2000, as filed with the Securities and Exchange Commission. The forward-looking statements contained herein represent the judgment of EarthCare as of the date of this press release, and EarthCare expressly disclaims any intent, obligation or undertaking to update or revise such forward-looking statements to reflect any change in EarthCare's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.